Exhibit 99.1

NEWS RELEASE

RITCHIE BROS. AUCTIONEERS APPOINTS NEW DIRECTOR

FOR IMMEDIATE RELEASE: June 3, 2013

VANCOUVER, BRITISH COLUMBIA – Ritchie Bros. Auctioneers Incorporated (the “Company”) (NYSE and TSX: RBA), the world’s largest industrial auctioneer, is pleased to announce the appointment of Erik Olsson to the Company’s Board of Directors, effective June 1, 2013.

Mr. Olsson is currently President, Chief Executive Officer and a Director of Mobile Mini, Inc. (NASDAQ-GS: MINI), the world’s leading provider of portable storage solutions. Mr. Olsson had been President, Chief Executive Officer, and a Director of RSC Holdings, Inc., a premier provider of rental equipment in Canada and the United States, prior to their acquisition by United Rentals, Inc. in April 2012. Previously he had served as Chief Financial Officer and Chief Operating Officer of RSC Holdings, Inc. In addition, he held various senior positions in the United States, Brazil, and Sweden in his 13 years with industrial equipment maker Atlas Copco AB, an industrial group with world-leading positions in compressors, construction and mining equipment. He holds a degree in Business Administration and Economics from the University of Gothenburg.

Peter Blake, the Company’s Chief Executive Officer and a director remarked: “We are pleased to welcome Erik to our Board and are confident that his 25 years of international and executive management experience within the equipment industry will strengthen our ability to deliver shareholder value.”

Coincident with the appointment of Mr. Olsson, the Company’s Board of Directors increased the total number of directors of the Company from seven to eight.

About Ritchie Bros.

Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is the world’s largest seller of used equipment for the construction, transportation, agriculture, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros. TM solutions make it easy for the world’s builders to buy and sell equipment with confidence, including live unreserved public auctions with on-site and online bidding (rbauction.com), the EquipmentOneTM secure online marketplace (EquipmentOne.com), a professional corporate asset management program, and a range of value-added services, including equipment financing for customers through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

For further information, please contact:

Kim Schulz

Manager, Corporate Communications and Events

Ritchie Bros. Auctioneers

Phone:     778.331.5542

Email:     corpcomm@rbauction.com